Exhibit 99.2

First Quarter 2023 Financial Results and Business Update May 4, 2023

2 Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. The contents of this presentation include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “hope,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes regarding its launch of VYVGART for generalized myasthenia gravis (gMG) and expansion strategy to reach more patients with VYVGART through additional regulatory approvals; its ability to transform gMG treatment for patients; its anticipated clinical data readouts, including in chronic inflammatory demyelinating polyneuropathy (CIDP), immune thrombocytopenia (ITP), pemphigus vulgaris (PV), postural orthostatic tachycardia syndrome (POTS) and multifocal motor neuropathy (MMN); the therapeutic potential and patient treatment experience of its product candidates, pending regulatory reviews of SC efgartigimod for gMG in the U.S., EU and Japan; the Prescription Drug User Fee Act (PDUFA) target action date; expected approval decisions in Europe and Japan, as well as through Zai Lab in China in 2023; its aim to further demonstrate the efficacy of ARGX-117 and ARGX-119 through ongoing clinical trials; expectations about its pipeline progress; its collaborations and their potential benefits; its strategy to expand access to treatments through engagement with physicians, payors, and patient communities; the intended results of its strategy and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals; and its 2023 business and financial outlook and related plans. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, inflation and deflation and the corresponding fluctuations in interest rates; regional instability and conflicts, such as the conflict between Russia and Ukraine, argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Continued Progress Across Business Reaching More gMG Patients Broaden Immunology Pipeline Geographic Expansion $218M in global product revenues in first quarter 2023 5 Global VYVGART Approvals US, Japan, EU, UK and Israel Planned SC Approval June 20th PDUFA Date Five Data Readouts CIDP, ITP, PV, POTS, MMN Pioneer FcRn Class of Medicines 3 ARGX-117 and ARGX-119 Advancing to clinical proof-of-concept

Redefining What ‘Well-Controlled’ Means for the Patient Achieve minimal symptom expression Reduce reliance on broad immunosuppressants Regain control of their lives, including professionally and socially Minimize treatment burden We want to transform gMG treatment for patients 4

CIDP 16K BP* 52K PC-POTS >500K Steady Cadence of Upcoming Data Readouts 2023 DATA READOUTS Mid-2023 Fourth Quarter 2023 Myositis* 63K Pemphigus 19K ITP 57K ARGX-117 Patient numbers are U.S. prevalence from argenx market research *GO/NO GO Decisions. 2024 DATA READOUTS 2024 MMN 6K Efgartigimod clinical July 2023 5

ARGX-117: First Clinical Efficacy Data Expected Mid-2023 MMN: Interim Phase 2 Data Expected Mid-2023 2024 DATA READOUTS ARGX-117: Sweeping Antibody Broaden immunology pipeline clinical Confirm safety profile in MMN patients Measure extent of complement blockade with initial dose scheme Build PK/PD model to guide selection for Phase 3 dose Confirm efficacy signal in MMN patients Delayed graft function in kidney transplant POC trial to start 2H23 Dermatomyositis POC trial to start by end of 2023 6 Optimal recycling pH and Ca2+ switch No effector function

ARGX-119: MuSK Agonist with Broad Potential in Neuromuscular Disease 10 dose cohorts 3 dose cohorts/4 weekly doses Congenital Myasthenic Syndrome (CMS) First-in-Patient Single Ascending Dose Multiple Ascending Dose First-in-patient trial in CMS to serve as proof of biology Translational work ongoing in amyotrophic lateral sclerosis (ALS) First-in-Human Phase 1 Healthy Volunteer Study Broaden immunology pipeline clinical 7

75 131 173 218 (in millions of $) Q1 2023 Q4 2022 QoQ % Growth* US 196 159 23% Japan 10 8 16% Europe 10 5 82% Other** 2 1 168% Total 218 173 25% $218M Total Q1 2023 Product Net Sales 2023 DATA READOUTS Breakdown by Region * QoQ growth % reflects operational growth, excluding any impact from changes in fx. ** The product net sales relate to sales made outside of US, Japan and Europe and relates to named patient sales made with the US label. First Quarter 2023 Revenue Update 21 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 8

First Quarter 2023 Financial Results Three months ended March 31 (in millions of $) 2023 2022 Product net sales 218 21 Collaboration revenue and other 12 10 Total operating income 230 31 Cost of sales (18) (1) R&D expenses (166) (152) SG&A expenses (149) (101) Total operating expenses (334) (254) Operating loss for the period (104) (223) Financial income / (expenses) 28 (7) Loss for the period before tax (76) (230) Tax 47 3 Loss for the period (29) (227) Three Months Ended Ended first quarter 2023 with cash of $2B Financial income / (expenses) includes financial income / (expenses) and exchange gains / (losses) Cash reflects cash, cash equivalents and current financial assets. 9

Humility Innovation Excellence We are on a Co-Creation Empowerment bold mission Transforming the lives of patients with severe autoimmune disease through immunology innovation 10

Payors Optimizing Core Launch Strategies Driving physicians to prescribe in earlier line therapies VYVGART launched in US, Japan and Germany Broadest offering to gMG community, providing more choice to patients 11 Early engagement with payors to enable access for patients SUBMISSIONS IN 10+ COUNTRIES 90% US VYVGART POLICIES FAVORABLE SC or IV Fixed or flexible dosing Next-generation PFS 50% of patients have IVIg experience Patients Physicians Payors

Global gMG Launch Progressing 12 United States Global VYVGART Approved December 2021 SC Efgartigimod PDUFA June 20, 2023 Japan Approved January 2022 Europe Approved September 2022 China (Zai Lab) Expected approval in 2023 Canada Expected approval in 2023 United Kingdom Approved March 2023 Israel (Medison) Approved April 2023 SC efgartigimod approval decisions expected in Europe and Japan by 1Q24

Lead with Compassion for our Patients Drive Impact Through Innovation Pioneer with Our Science Build the Company We Want to Work For argenx 2025: A Leading, Sustainable Immunology Company …and gMG is just the beginning 13